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September 24, 2008

Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Via EDGAR CORRESPONDENCE

RE:	ANOORAQ RESOURCES CORPORATION
FORM 20-F/A FOR THE YEAR ENDED DECEMBER 31, 2007
FILED AUGUST 20, 2008
FILE NO. 1-31930

Dear Ms. Davis:

We acknowledge receipt of your Comment Letter dated September 10, 2008 in respect of Form 20-F/A filed by Anooraq Resources Corporation (the "Company") for the fiscal year ended December 31, 2007. Your comments are in italics to the left, our responses to the right.

	Comment	Response

1.	In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. We note your certification does not include sub-part (b) of paragraph 4, nor does it identify internal control over financial reporting within the introductory language in paragraph 4. Please modify your certification to ensure it is in the exact form set forth in Item 601 of Regulation S-K.	An amended certificate in the exact form as set forth in Item 601(b)(31) was filed on Form 20- F/A Amendment No. 2.

	Comment	Response

2.	We note that your website and some press releases refer to or use the terms "measure "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

We agree to include the cautionary language in future press releases and our website.

The location of the disclaimer will be at the end of each press release and we will include the cautionary language in a disclaimer section on our website.

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.html. Please indicate the location of this disclaimer in your response.

We trust the foregoing will resolve your comments. If you require any further information, please feel free to contact the writer at 27-11-883-0831.

Yours truly,

ANOORAQ RESOURCES CORPORATION

/s/ I. Hassen

Iemrahn Hassen
Chief Financial Officer

cc:     McCarthy Tetrault